================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------
                                 SCHEDULE 13E-3
              Rule 13E-3 Transaction Statement Under Section 13(e)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 4)
                            ------------------------
                                  MEDPLUS, INC.
                              (Name of the Issuer)
                            ------------------------
                         QUEST DIAGNOSTICS INCORPORATED
                       (Names of Person Filing Statement)
                            ------------------------
                           Common Stock, no par value
                         (Title of Class of Securities)
                            ------------------------
                                   585 04P 103
                      (CUSIP Number of Class of Securities)

                          Leo C. Farrenkopf, Jr., Esq.
                         Quest Diagnostics Incorporated
                               One Malcolm Avenue
                           Teterboro, New Jersey 07608
                                 (201) 393-5289

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)
                            ------------------------
                                    Copy to:
                               Clare O'Brien, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A (ss.ss. 240.14a-1 through 240.14b-2), Regulation 14C (ss.ss. 240.14c-1 through 240.14c-101), or Rule 13e-3(c) (ss. 240.13e-3(c)) under the Securities Exchange Act of 1934 (the "Act").

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c.  [ ]  A tender offer.

d.  [ ]  None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [ ]

         Check the following box if the filing is a final amendment reporting the results of the transaction. [X]

                            Calculation of Filing Fee
================================================================================
      Transaction Valuation*                        Amount of Filing Fee**
--------------------------------------------------------------------------------
          $17,613,199                                     $3,522.64
================================================================================

[X] Check the box if any part of the fee is offset as provided by ss. 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

* Based upon 6,264,302 shares of common stock and 2,371,815 shares of preferred stock of MedPlus outstanding (excluding shares of common stock of MedPlus already owned by Quest Diagnostics) being purchased in connection with the merger for $2.00 per share, and 1,002,839 MedPlus warrants being purchased at the spread of $.34 per warrant.

** Pursuant to Rule 0-11(b), the filing fee was determined at 1/50 of 1% of $17,613,199, the value of outstanding securities of MedPlus (excluding securities already owned by Quest Diagnostics) being purchased in connection with the merger.

Amount Previously Paid:     $5,273.54                Filing Party: MedPlus, Inc.
Form or Registration No.:   Preliminary Proxy        Date Filed:   May 21, 2001
                            Statement on Schedule 14A
================================================================================

                       SECTION 13E-3 TRANSACTION STATEMENT

                                  INTRODUCTION

              This Amendment No. 4 (this "Amendment No. 4") to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended, this "Schedule 13E-3") is a final amendment and is being filed by Quest Diagnostics Incorporated, a Delaware corporation ("Quest Diagnostics" or the "Filing Person") in connection with the Agreement and Plan of Merger, dated as of April 25, 2001, as amended by a letter agreement, dated September 17, 2001 (the "Merger Agreement"), by and among MedPlus, Inc., an Ohio corporation ("MedPlus"), Quest Diagnostics and Q-M Merger Sub, Inc., an Ohio corporation ("Merger Sub") which provides, among other things, for the merger (the "Merger") of Merger Sub with and into MedPlus with MedPlus as the surviving corporation (the "Surviving Corporation"). The filing of this Schedule 13E-3 does not constitute an admission by the Filing Person that it or any of its affiliates is an affiliate of MedPlus for purposes of Rule 13e-3 under the Act.

              On September 21, 2001, MedPlus filed with the Securities and Exchange Commission ("SEC") a definitive proxy statement on Schedule 14A (the "Proxy Statement") pursuant to Section 14(a) and Regulation 14A of the Act, relating to the annual meeting of shareholders of MedPlus that was held on October 18, 2001 and at which shareholders of MedPlus considered and voted upon a proposal to adopt and approve the Merger Agreement and approve the Merger. On November 1, 2001, the Merger was consummated in accordance with the terms of the Merger Agreement. As a result of the Merger, MedPlus has become a subsidiary of Quest Diagnostics and each outstanding share of common stock of MedPlus and series A convertible preferred stock of MedPlus not beneficially owned by Quest Diagnostics was cancelled and automatically converted into the right to receive $2 per share in cash, without interest, and shares of common stock of MedPlus beneficially owned by Quest Diagnostics were cancelled. To the knowledge of the Filing Person, there were no MedPlus shareholders who demanded appraisal rights with respect to any shares of common stock of MedPlus.

              The original Rule 13E-3 Transaction Statement on Schedule 13E-3 and all previous amendments thereto were filed jointly by Quest Diagnostics and Merger Sub. This Amendment No. 4 is a final amendment to this Schedule 13E-3 reporting consummation of the Merger. As a result of the Merger, the separate corporate existence of Merger Sub has ceased. Accordingly, this Amendment No. 4 is filed by Quest Diagnostics and, unless otherwise specified herein, all information contained herein with respect to Merger Sub and MedPlus speaks as of the time preceding the effective time of the Merger.

              The information in the Proxy Statement, including all appendices thereto, is hereby expressly incorporated herein by reference. The responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the appendices thereto. The cross-reference sheet which follows shows the location in the Proxy Statement of the information required to be included in response to the items of this
Schedule 13E-3.

Item 1.       Summary Term Sheet.

Regulation M-A
Item 1001

              The information set forth in the Proxy Statement under the caption "Summary Term Sheet" is incorporated herein by reference.

Item 2.       Subject Company Information.

Regulation M-A
Item 1002

(a) The name of the Subject Company is MedPlus, Inc. The information set forth in the Proxy Statement under the captions "Summary -- The Companies" and "The Companies -- MedPlus" is incorporated herein by reference.

(b) At the effective time of the Merger on November 1, 2001, Merger Sub merged with and into MedPlus with MedPlus continuing as the surviving corporation and becoming a wholly owned subsidiary of Quest Diagnostics. Therefore, Quest Diagnostics holds 100% of the outstanding shares of capital stock of the Surviving Corporation.

(c)-(d) The information set forth in the Proxy Statement under the caption "Selected Historical Financial Information" is incorporated herein by reference.

              Effective November 1, 2001, the common stock of MedPlus ceased to be traded on the Nasdaq National Market.

(e)           Not applicable.

(f) The information set forth in the Proxy Statement under the caption "Special Factors - Background of the Merger" is incorporated herein by reference.

              On November 1, 2001, the Merger was consummated in accordance with the terms of the Merger Agreement. As a result of the Merger, Merger Sub merged with and into MedPlus with MedPlus continuing as the surviving corporation and becoming a wholly owned subsidiary of Quest Diagnostics. Each outstanding share of common stock of MedPlus and Series A convertible preferred stock of MedPlus not beneficially owned by Quest Diagnostics was cancelled and automatically converted into the right to receive $2 per share in cash, without interest, and shares of common stock of MedPlus beneficially owned by Quest Diagnostics were cancelled. To the knowledge of the Filing Person, there were no MedPlus shareholders who demanded appraisal rights with respect to any shares of common stock of MedPlus.

Item 3.       Identity and Background of the Filing Persons.

Regulation M-A
Item 1003 (a) through (c)

(a) The information set forth in the Proxy Statement under the captions "Summary -- The Companies", "The Companies -- Quest Diagnostics" and "The Companies -- Q-M Merger Sub" is incorporated herein by reference. As a result of the consummation of the Merger on November 1, 2001, Merger Sub merged with and into MedPlus with MedPlus continuing as the surviving corporation. Therefore, the separate corporate existence of Merger Sub ceased. In accordance with the terms of the Merger Agreement, the directors of Merger Sub prior to the effective time of the Merger continued after the effective time of the Merger as the directors of the Surviving Corporation and the officers of MedPlus prior to the effective time of the Merger continued after the effective time of the Merger as the officers of the Surviving Corporation. The information concerning the directors of Quest Diagnostics set forth in the Quest Diagnostics definitive proxy statement on
              Schedule 14A dated April 12, 2001 (the "Quest Diagnostics Proxy Statement") under the caption "Election of Directors" is incorporated herein by reference. Information concerning the executive officers of Quest Diagnostics set forth in the Quest Diagnostics annual report on Form 10-K for the year ended December 31, 2000 (the "Quest Diagnostics Annual Report") under the caption "Directors and Executive Officers of the Registrant" is incorporated herein by reference. Messrs. Surya Mohapatra and Robert Hagemann were, prior to the effective time of the Merger, the directors and executive officers of Merger Sub. Information concerning such directors and executive officers set forth in the Quest Diagnostics Annual Report under the caption "Directors and Executive Officers of the Registrant" is incorporated herein by reference. The address of each of Quest Diagnostics and Merger Sub and, unless otherwise provided in Item 3 (c) below, each of the directors and executive officers of Quest Diagnostics and Merger Sub is, c/o Quest Diagnostics Incorporated, One Malcolm Avenue, Teterboro, New Jersey 07608. The filing of this Schedule 13E-3 does not constitute an admission by either Filing Person or any of its affiliates that it is an affiliate of MedPlus for purposes of Rule 13e-3 under the Act.

(b) The information set forth in the Proxy Statement under the captions "Summary -- The Companies", "The Companies -- Quest Diagnostics" and "The Companies -- Q-M Merger Sub" is incorporated herein by reference.

              The Filing Person (i) has not been convicted in a criminal proceeding during the past five years (excluding any traffic violations or similar misdemeanors) or (ii) has not been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(c)(1)-(5) The information concerning the directors and executive officers of Quest Diagnostics and Merger Sub is set forth below. Unless otherwise indicated, the principal business address of each of the directors and officers of Quest Diagnostics is c/o Quest Diagnostics Incorporated, One Malcolm Avenue, Teterboro, New Jersey 07608. To the best of the Filing Person's knowledge, none of the directors or executive officers of Quest Diagnostics (i) has been convicted in a criminal proceeding during the past five years (excluding any traffic violations or similar misdemeanors) or (ii) has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Each of the directors and executive officers of Quest Diagnostics is a citizen of the United States.

              Messrs. Surya Mohapatra and Robert Hagemann were, prior to the effective time of the Merger, directors and executive officers of Merger Sub. Unless otherwise indicated below, the principal business address of each of the directors and executive officers of Merger Sub is c/o Quest Diagnostics Incorporated, One Malcolm Avenue, Teterboro, New Jersey 07608. To the best of the Filing Person's knowledge, none of the directors or officers of Merger Sub has been convicted in a criminal proceeding during the past five years (excluding any traffic violations or similar misdemeanors) or (ii) has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Each of the directors and executive officers of Merger Sub is a citizen of the United States.

Name                              Current Principal Occupation or
                                  Employment and Material Positions held during the past Five Years

Kenneth D. Brody                  KENNETH D. BRODY is the founding partner of
Director of Quest Diagnostics     Winslow Partners LLC, a Washington, D.C.
                                  private investment firm with an address at 1300 Connecticut Ave N.W., 8th Floor,
                                  Washington, DC 20036. He is also the
                                  co-founder and principal of Taconic Capital
                                  Advisors, an investment adviser firm with an address at 375 Park Avenue, Suite 1904, New
                                  York, NY 10152. From 1993 to early 1996, he was the chairman and president of the Export-Import Bank of the United States, a position to which he was appointed by President Clinton. From 1971 to 1991, Mr.
                                  Brody was with Goldman, Sachs & Co., where he was a partner and member of the management committee. Mr. Brody is a director of Federal Realty Investment Trust.
                                  Mr. Brody has been a director of Quest
                                  Diagnostics since January 1997. Mr. Brody's principal business address is c/o Winslow
                                  Partners LLC, 1300 Connecticut Ave N.W., 8th
                                  Floor, Washington, DC 20036.

William F. Buehler                WILLIAM F. BUEHLER recently retired as Vice
Director of Quest Diagnostics     Chairman of Xerox Corporation, 800 Long Ridge
                                  Road, Stamford CT 06904, which he joined in 1991. Prior to joining Xerox, Mr. Buehler spent 27 years with AT&T, primarily in sales, marketing and general management positions.
                                  Mr. Buehler is a director of A.O. Smith. Mr.
                                  Buehler has been a director of Quest
                                  Diagnostics since July 1998.

Van C. Campbell                   VAN C. CAMPBELL retired in 1999 as Vice
Director of Quest Diagnostics     Chairman of Corning Incorporated, which he
                                  joined in 1965. Corning Incorporated's
                                  executive office is located at One Riverfront
                                  Plaza, Corning, New York, NY 14831. He was elected treasurer in 1972, a vice president in 1973, financial vice president in 1975 and senior vice president for finance in 1980. He became general manager of the Consumer
                                  Products Division in 1981. Mr. Campbell was elected vice chairman and a director in 1983 and during 1995 was appointed to the additional position of chairman of Corning
                                  Life Sciences Inc. He is a director of
                                  Armstrong World Industries, Inc. Mr. Campbell has been a director of Quest Diagnostics since
                                  January 1991.

Mary Cirillo                      MARY A. CIRILLO is Chairman of OPCENTER, which
Director of Quest Diagnostics     provides help desk and network operations
                                  services. OPCENTER address is 660 Madison
                                  Avenue 14th Floor, New York, NY 10021. She is
                                  Chairman of Contentprose LLC, which provides support for website content development and maintenance. Contentprose LLC's address is 54
                                  Broad Street 2nd Floor Red Bank, NJ 07701. She was Chief Executive Officer of Global
                                  Institutional Services of Deutsche Bank, 130
                                  Liberty Street, New York, NY 10006, from July
                                  1999 until February 2000. Previously, she served as Executive Vice President and Managing Director of Bankers Trust Company
                                  (which was acquired by Deutsche Bank), which she joined in 1997. From 1977 to 1997, she was with Citibank, N.A., 399 Park Avenue, New
                                  York, New York 10043, most recently serving as Senior Vice President. From April 1994 until she joined Bankers Trust Company, Ms. Cirillo was responsible for Citibank's Global
                                  Relationship Banking Operations and Technology
                                  Group, which supported the
                                  infrastructure and information technology needs of the North America, Europe and Japan global markets. Ms. Cirillo previously served as the Senior Corporate Officer for Citicorp's
                                  Business Evaluation and Corporate
                                  Re-engineering Unit. Ms. Cirillo is a director of Cisco Systems, Inc. Ms. Cirillo has been a director of Quest Diagnostics since April
                                  1997. Ms. Cirillo's principal business address is c/o OPCENTER, 660 Madison Avenue 14th
                                  Floor, New York, NY 10021.

Kenneth W. Freeman                KENNETH W. FREEMAN is Chairman of the Board
Director and Chairman of the      and Chief Executive Officer of Quest
Board and CEO of Quest            Diagnostics. Mr. Freeman joined Quest
Diagnostics                       Diagnostics in May 1995 as President and Chief
                                  Executive Officer, was elected a director in July 1995 and was elected Chairman of the Board in December 1996. Prior to 1995, he served in a variety of financial and managerial positions at Corning Incorporated, which he joined in 1972. He was elected
                                  Controller and a Vice President of Corning in 1985, Senior Vice President in 1987, and
                                  General Manager of the Science Products
                                  Division in 1989. He was appointed President and Chief Executive Officer of Corning Asahi
                                  Video Products Company in 1990. In 1993, he was elected Executive Vice President of Corning. Mr. Freeman is a director of MedPlus, Inc. and TRW Inc.

William R. Grant                  WILLIAM R. GRANT has been Chairman of Galen
Director of Quest Diagnostics     Associates, a New York investment firm, since
                                  1989. Galen Associates' address is 610 Fifth
                                  Avenue, New York, NY 10020. From 1987 to 1989 he was Chairman of New York Life International and from 1979 to 1987 of MacKay-Shields
                                  Financial Corp. He is also a former director and Vice-Chairman of SmithKline Beecham plc, and is currently a director of Allergan, Inc., Massey Energy Co., MiniMed, Inc., Ocular
                                  Sciences and Vasogen Inc. He has been a
                                  director of Quest Diagnostics since August
                                  1999. His principal business address is Galen
                                  Associates, 610 Fifth Avenue, New York, NY
                                  10020.

Dan C. Stanzione                  DAN C. STANZIONE is President Emeritus of Bell
Director of Quest Diagnostics     Laboratories at Lucent Technologies
                                  Incorporated, 600 Mountain Avenue, Murray
                                  Hill, New Jersey, NJ 07974. Dr. Stanzione began his career in 1972 with Bell Labs, where he led the teams working on the first microprocessors and digital signal processors.
                                  He was appointed president of Network Systems, Lucent's largest business unit, in 1996 and was appointed Chief Operating Officer of Lucent in 1997. Dr. Stanzione is a director of Avaya Inc. Dr. Stanzione has been a director of Quest Diagnostics since January
                                  1997.

Gail R. Wilensky                  GAIL R. WILENSKY is the John M. Olin Senior
Director of Quest Diagnostics     Fellow at Project HOPE, an international
                                  non-profit health foundation, which she joined in 1993. The address of Project HOPE is Suite
                                  600, 7500 Old Georgetown Road, Bethesda, MD
                                  20814-6133. She is currently the chair of the Medicare Payment Advisory Commission, 1730 K
                                  Street NW, Suite 800, Washington, DC 20006, which advises Congress on all issues relating to Medicare. From 1995 to 1997 she chaired the Physician Payment Review Commission, which advised Congress on physician payment and other Medicare issues. In 1992 and 1993, Dr.
                                  Wilensky served as a deputy assistant to President Clinton for policy development relating to health and welfare issues. From
                                  1990 to 1992, she was the administrator of the Health Care Financing Administration where she directed the Medicare and Medicaid programs.
                                  Dr. Wilensky is a director of Advanced Tissue
                                  Sciences Inc., Gentiva Health Services, Inc.,
                                  Manor Care Inc., Syncor Corporation and United
                                  Healthcare Corporation Unitedhealth Group
                                  Center. Dr. Wilensky has been a director of Quest Diagnostics since January 1997. Dr.
                                  Wilensky's principal business address is c/o
                                  Project HOPE, Suite 600, 7500 Old Georgetown
                                  Road, Bethesda, MD 20814-6133.

John B. Ziegler                   JOHN B. ZIEGLER is the President, Worldwide
Director of Quest Diagnostics     Consumer Healthcare, of GlaxoSmithKline (the
                                  parent of SmithKline Beecham plc), One
                                  Franklin Plaza, Phipadelphia, PA 19102. Mr.
                                  Ziegler joined SmithKline Beecham in 1991 as the head of SB Consumer Healthcare-North
                                  American Division. He became Executive Vice
                                  President of SmithKline Beecham in 1996 and assumed his current responsibilities in 1998.
                                  He has been a director of Quest Diagnostics since May 2000. His principal business address is c/o Worldwide Consumer Healthcare,
                                  GlaxoSmithKline, One Franklin Plaza,
                                  Philadelphia, PA 19102.

Surya N. Mohapatra                SURYA N. MOHAPATRA, Ph.D. is President and
President and Chief Operating     Chief Operating Officer of Quest Diagnostics.
Officer of Quest Diagnostics;     Prior to joining Quest Diagnostics in February
Director and Executive Officer    1999 as Senior Vice President and Chief
of Merger Sub (prior to the       Operating Officer, he was Senior Vice
effective time of the Merger)     President of Picker International, 595 Miner
                                  Road, Cleveland, OH 44143, a worldwide leader in advanced medical imaging technologies, where he served in various executive positions during his 18-year tenure.

Richard L. Bevan                  RICHARD L. BEVAN is Corporate Vice President
Corporate Vice President for      for Human Resources of Quest Diagnostics. From
Human Resources of Quest          1982 until August 1999, Mr. Bevan served in a
Diagnostics                       variety of human resources positions for
                                  SmithKline Beecham's pharmaceutical and
                                  clinical laboratory businesses, most recently serving as Vice President and Director of Human Resources-Operations for SmithKline
                                  Beecham Clinical Laboratories, One Franklin
                                  Plaza, 200 North Street, Philadelphia PA
                                  19102. Mr. Bevan was appointed Corporate Vice
                                  President for Human Resource Strategy and
                                  Development in August 1999, and to his present position in January 2001.

Julie A. Clarkson                 JULIE A. CLARKSON is Corporate Vice President
Corporate Vice President for      for Communications and Public Affairs of Quest
Communications and Public         Diagnostics. Ms. Clarkson has overall
Affairs of Quest Diagnostics      responsibility for internal and external
                                  communications and government affairs. Ms.
                                  Clarkson has more than 12 years of experience in sales and operations with Quest
                                  Diagnostics, most recently serving as Vice
                                  President for Business Development in Europe.
                                  She assumed her current responsibilities in August 1999.

Kenneth R. Finnegan               KENNETH R. FINNEGAN is Corporate Vice
Corporate Vice President for      President for Business Development of Quest
Business Development of Quest     Diagnostics. Mr. Finnegan has overall
Diagnostics                       responsibility for business development
                                  activities, including strategy development, acquisitions and investments. Mr. Finnegan joined Quest Diagnostics in July 1997 as Vice
                                  President and Treasurer and assumed his
                                  current responsibilities in July 2000. Prior to joining Quest Diagnostics, Mr. Finnegan served as Assistant Treasurer at General
                                  Signal Corporation, One High Ridge Park,
                                  Stamford, Connecticut 06905.

Robert A. Hagemann                ROBERT A. HAGEMANN is Corporate Vice President
Corporate Vice President and      and Chief Financial Officer of Quest
Chief Financial Officer of Quest  Diagnostics. He joined Corning Life Sciences,
Diagnostics; Director and         Inc., in 1992, where he held a variety of
Executive Officer of Merger       senior financial positions before being named
Sub (prior to the effective time  Vice President and Corporate Controller of
of the Merger)                    Quest Diagnostics in 1996. Prior to joining
                                  Quest Diagnostics, Mr. Hagemann was employed by Prime Hospitality, Inc. and Crompton &
                                  Knowles, Inc. in senior financial positions.
                                  He was also previously associated with Ernst &
                                  Young. Mr. Hagemann assumed his present
                                  responsibilities in August 1998.

Gerald C. Marrone                 GERALD C. MARRONE is Senior Vice President,
Senior Vice President,            Administration and Chief Information Officer
Administration and Chief          of Quest Diagnostics. Prior to joining Quest
Information Officer of Quest      Diagnostics in November 1997 as Chief
Diagnostics                       Information Officer, Mr. Marrone was with
                                  Citibank, N.A., 111 Wall Street, New York, New
                                  York

                                  10005, for 12 years. During his tenure he was most recently Vice President, Division Executive for Citibank's Global Production Support Division. While at Citibank, he was also the Chief Information Officer of Citibank's Global Cash Management business. Prior to joining Citibank, he was the Chief Information Officer for Memorial Sloan-Kettering Cancer Center in New York for five years.

Michael E. Prevoznik              MICHAEL E. PREVOZNIK is Corporate Vice
Corporate Vice President for      President for Legal and Compliance and General
Legal and Compliance and          Counsel of Quest Diagnostics. Prior to joining
General Counsel of Quest          SmithKline Beecham Clinical Laboratories in
Diagnostics                       1994 as its Chief Legal Compliance Officer,
                                  Mr. Prevoznik was with Dechert Price & Rhodes.
                                  In 1996, he became Vice President and Chief
                                  Legal Compliance Officer for SmithKline
                                  Beecham Healthcare Services, One Franklin
                                  Plaza, 200 North Street, Philadelphia PA
                                  19102. In 1998, he was appointed Vice
                                  President, Compliance for SmithKline Beecham, assuming additional responsibilities for coordinating all compliance activities within
                                  SmithKline Beecham worldwide. Mr. Prevoznik assumed his current responsibilities with
                                  Quest Diagnostics in August 1999.

(d) Not applicable.

Item 4.       Terms of the Transaction.

Regulation M-A
Item 1004 (a) and (c) through (f)

(a)(1)        Not applicable.

(a)(2)(i) The information set forth in the Proxy Statement under the captions "Summary Term Sheet", "Summary - The Merger Generally", "Special Factors -- Background of the Merger", and "Special Factors -- Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger" is incorporated herein by reference.

(a)(2)(ii) The information set forth in the Proxy Statement under the captions "Summary Term Sheet", "Summary - The Merger Generally", "Summary - The Merger Agreement" and "Special Factors -- Background of the Merger" is incorporated herein by reference.

(a)(2)(iii) The information set forth in the Proxy Statement under the captions "Summary Term Sheet", "Summary - The Merger Generally", "Special Factors -- Background of the Merger", "Special Factors -- Purposes of the Merger" and "Special Factors - Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger" is incorporated herein by reference.



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

(a)(2)(iv) The information set forth in the Proxy Statement under the captions "Summary Term Sheet", "The Annual Meeting -- Record Date, Voting Rights and Votes Required" and "Special Factors - Background of the Merger" is incorporated herein by reference.

(a)(2)(v)     None.

(a)(2)(vi) The information set forth under the caption "Special Factors -- Accounting Treatment" is incorporated herein by reference.

(a)(2)(vii) The information set forth under the captions "Summary Term Sheet", "Summary -- Certain Federal Income Tax Consequences" and "Special Factors -- Certain Federal Income Tax Consequences" is incorporated herein by reference.

(c) The information set forth in the Proxy Statement under the captions "Summary Term Sheet", "Summary -- Interests of Certain Persons in the Merger", "Special Factors -- Interests of Certain Persons in the Merger", "Certain Related Agreements -- Voting Agreement", "Certain Related Agreements -- Employment Agreements" and "Election of Directors -- Executive Compensation -- Employment Agreements" is incorporated herein by reference.

(d) The information set forth in the Proxy Statement under the captions "Summary Term Sheet", "Summary -- Rights of Dissenting Shareholders", "The Annual Meeting -- Rights of Dissenting Shareholders" and "Rights of Dissenting Shareholders" is incorporated herein by reference.

(e)           None.

(f)           Not applicable.

Item 5.       Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A
Item 1005 (a) through (c) and (e)

(a)(1),(2) The information set forth in the Proxy Statement under the caption "Special Factors -- Background of the Merger" and "Election of Directors -- Certain Relationships and Related Transactions" is incorporated herein by reference. The information set forth in MedPlus' Quarterly Report on Form 10-QSB for the quarterly period ended April 30, 2001 under the caption "Notes to Consolidated Financial Statements--Note (5)" and the information set forth in MedPlus' Annual Report on Form 10-KSB for the fiscal year ended January 31, 2001 under the caption "Notes to Consolidated Financial Statements--Note (14)" is incorporated herein by reference.

              On October 18, 2001, the shareholders of MedPlus, at an annual meeting of shareholders, approved a proposal to adopt and approve the Merger Agreement and to approve the Merger. On November 1, 2001, the Merger was consummated in accordance with the terms of the Merger Agreement. As a result of the Merger, Merger Sub merged with and into MedPlus with MedPlus continuing as the surviving corporation and becoming a wholly owned subsidiary of Quest Diagnostics and each outstanding share of common stock of MedPlus and Series A convertible preferred stock of MedPlus not beneficially owned by Quest Diagnostics was cancelled and automatically converted into the right to receive $2 per share in cash, without interest, and shares of common stock of MedPlus beneficially owned by Quest Diagnostics were cancelled. To the knowledge of the Filing Person, there were no MedPlus shareholders who demanded appraisal rights with respect to any shares of common stock of MedPlus.

(b),(c) The information set forth in the Proxy Statement under the captions "Summary -- Interests of Certain Persons in the Merger", "Special Factors -- Background of the Merger", "Special Factors -- Interests of Certain Persons in the Merger", "Certain Related Agreements - Voting Agreement" and "Certain Related Agreements - Credit Agreement" is incorporated herein by reference.

(e) The information set forth in the Proxy Statement under the captions "Summary Term Sheet", "Summary -- Interests of Certain Persons in the Merger", "Special Factors -- Interests of Certain Persons in the Merger", "The Merger Agreement -- Stock Options", "The Merger Agreement -- Warrants", "Certain Related Agreements", "Election of Directors -- Security Ownership of Certain Beneficial Owners and Management" and "Election of Directors -- Certain Relationships and Related Transactions" is incorporated herein by reference.

Item 6.       Purposes of the Transaction and Plans and Proposals.

Regulation M-A
Item 1006 (b) and (c) (1) through (8)

(b) The information set forth in the Proxy Statement under the captions "Summary Term Sheet", "Summary -- The Merger Generally", "Summary -- The Merger Agreement", "The Merger Agreement -- Conversion of Securities", "The Merger Agreement -- Stock Options" and "The Merger Agreement - Warrants" is incorporated herein by reference.

(c)(1)-(8) On October 18, 2001, the shareholders of MedPlus, at an annual meeting of shareholders, approved a proposal to adopt and approve the Merger Agreement and to approve the Merger. On November 1, 2001, the Merger was consummated in accordance with the terms of the Merger Agreement. As a result of the Merger, Merger Sub merged with and into MedPlus with MedPlus continuing as the surviving corporation and becoming a wholly owned subsidiary of Quest Diagnostics and each outstanding share of common stock of MedPlus and Series A convertible preferred stock of MedPlus not beneficially owned by Quest Diagnostics was cancelled and automatically converted into the right to receive $2 per share in cash, without interest, and shares of common stock of MedPlus beneficially owned by Quest Diagnostics were cancelled. To the knowledge of the Filing Person, there were no MedPlus shareholders who demanded appraisal rights with respect to any shares of common stock of MedPlus.

              The information set forth in the Proxy Statement under the captions "Summary Term Sheet", "Summary", "The Merger Agreement" and "Special Factors -- Consequences of the Merger" is incorporated herein by reference.

Item 7.       Purposes, Alternatives, Reasons and Effects.

Regulation M-A
Item 1013

(a)-(c) The information set forth in the Proxy Statement under the captions "Summary Term Sheet", "Special Factors -- Background of the Merger", "Special Factors -- Purposes of the Merger" and "Special Factors -- Reasons for the Merger; Recommendations of the Board of Directors; Fairness of the Merger" is incorporated herein by reference.

(d) The information set forth in the Proxy Statement under the captions "Summary Term Sheet", "Summary -- The Merger Generally", "Summary -- Certain Federal Income Tax Consequences", "Special Factors -- Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger", "Special Factors -- Consequences of the Merger", "Special Factors -- Accounting Treatment", "Special Factors -- Certain Federal Income Tax Consequences" and "The Merger Agreement" is incorporated herein by reference. In connection with the Merger, Quest Diagnostics took an approximate $1.5 million charge for the fiscal quarter ended June 30, 2001. This charge represents Quest Diagnostics' equity share of MedPlus' net loss from June 2000, when Quest Diagnostics initially acquired its shares of common stock of MedPlus.

Item 8.       Fairness of the Transaction.

Regulation M-A
Item 1014

(a) The information set forth in the Proxy Statement under the caption "Summary Term Sheet", "Summary -- Fairness of the Merger" and "Special Factors -- Reasons for the Merger; Recommendation of the Board Directors; Fairness of the Merger" is incorporated herein by reference.

(b) The information set forth in the Proxy Statement under the captions "Special Factors -- Purposes of the Merger", "Special Factors -- Background of the Merger" and "Special Factors -- Reasons for the Merger; Recommendation of the Board Directors; Fairness of the Merger" is incorporated herein by reference.

(c) The information contained in the Proxy Statement under the captions "Summary Term Sheet", Summary -- Record Date for Voting; Votes Required", "The

              Annual Meeting -- Record Date, Voting Rights and Votes Required", "Special Factors - Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger" and "Certain Related Agreements -- Voting Agreement" is incorporated herein by reference.

(d) The information set forth in the Proxy Statement under the captions "Special Factors -- Background of the Merger" "Special Factors - Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger" and "Special Factors - Opinion of Financial Advisor" is incorporated herein by reference.

(e) The information set forth in the Proxy Statement under the captions "Summary Term Sheet", "Summary -- Fairness of the Merger", "Special Factors -- Background of the Merger" and "Special Factors -- Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger" is incorporated herein by reference.

(f)           Not applicable.

Item 9.       Reports, Opinions, Appraisals and Negotiations.

Regulation M-A
Item 1015

(a)-(c) The Filing Person received no reports, opinions or appraisals from an outside party that is materially related to the merger. The fairness opinion of KPMG Consulting, Inc., financial advisor to the special committee of MedPlus' board of directors, is attached to the Proxy Statement as Appendix C and is incorporated herein by reference. The information set forth in the Proxy Statement under the captions "Summary Term Sheet", "Summary-- Opinion of Financial Advisor", "Special Factors-- Background of the Merger", "Special Factors-- Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger" and "Special Factors-- Opinion of Financial Advisor" is incorporated herein by reference.

Item 10.      Source and Amount of Funds or Other Consideration.

Regulation M-A
Item 1007

(a) The information set forth in the Proxy Statement under the caption "Special Factors -- Sources and Amount of the Merger Consideration" is incorporated herein by reference.

(b)           None.

(c) The information set forth in the Proxy Statement under the caption "Special Factors -- Expenses and Fees" is incorporated herein by reference. The expenses of Quest Diagnostics in connection with the Merger are its outside legal expenses and disbursements, which are estimated to be $350,000.

(d)(1)-(2)    Not applicable.

Item 11.      Interest in Securities of MedPlus.

Regulation M-A
Item 1008

(a) The information set forth in the Proxy Statement under the captions "Special Factors -- Background of the Merger" and "Election of Directors -- Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

(b) At the effective time of the Merger on November 1, 2001, Merger Sub merged with and into MedPlus with MedPlus continuing as the surviving corporation and becoming a wholly owned Subsidiary of Quest Diagnostics. Therefore, Quest Diagnostics holds 100% of the outstanding securities of the Surviving Corporation. In connection with the Merger, each outstanding share of common stock of MedPlus and Series A convertible preferred stock of MedPlus not beneficially owned by Quest Diagnostics was cancelled and automatically converted into the right to receive $2 per share in cash, without interest, and shares of common stock of MedPlus beneficially owned by Quest Diagnostics were cancelled. To the knowledge of the Filing Person, there were no MedPlus shareholders who demanded appraisal rights with respect to any shares of common stock of MedPlus.

Item 12.      The Solicitation or Recommendation.

Regulation M-A
Item 1012 (d) and (e)

(d) The information set forth in the Proxy Statement under the captions "Summary Term Sheet" "Summary -- Interest of Certain Persons in the Merger", "The Annual Meeting -- Record Date, Voting Rights and Votes Required", "Special Factors -- Interests of Certain Persons in the Merger" and "Certain Related Agreements -- Voting Agreement" is incorporated herein by reference.

(e) The information set forth in the Proxy Statement under the captions "Summary Term Sheet", "The Annual Meeting --Record Date, Voting Rights and Votes Required" and "Special Factors -- Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger" is incorporated herein by reference.

Item 13.      Financial Statements.

Regulation M-A
Item 1010 (a) through (b)

(a) The information set forth MedPlus' Annual Report on Form 10-KSB for the fiscal year ended January 31, 2001 under Item 7 "Financial Statements" and the information set forth in MedPlus' Quarterly Report on Form 10-QSB for the quarterly period ended April 30, 2001 under Part 1 "Financial Information" is incorporated herein by reference. The information set forth in the Proxy Statement under the caption "Selected Historical Financial Information" is incorporated herein by reference.

(b)           Not applicable.

Item 14.      Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A
Item 1009

(a) The information set forth in the Proxy Statement under the caption "The Annual Meeting -- Solicitation of Proxies" is incorporated herein by reference.

(b)           Not applicable.

Item 15.      Additional Information.

Regulation M-A
Item 1011

(b)           None.

Item 16.      Exhibits.

Regulation M-A
Item 1016 (a) through (d), (f) and (g)

(a)(3) Definitive Proxy Statement on Schedule 14A of MedPlus, Inc., as filed with the SEC on September 21, 2001, is incorporated herein by reference.

(b)           Not applicable.

(c) Fairness Opinion of KPMG Consulting, Inc. attached as Appendix C to the Proxy Statement is incorporated herein by reference.

(d)(1) Agreement and Plan of Merger, dated as of April 25, 2001, among MedPlus, Inc., Quest Diagnostics Incorporated and Q-M Merger Sub, Inc. and Letter Agreement, dated September 17, 2001, among MedPlus, Inc., Quest Diagnostics Incorporated and Q-M Merger Sub, Inc., both attached as Appendix A to the Proxy Statement are incorporated herein by reference.

(d)(2) Voting Agreement, dated as of April 25, 2001, among Quest Diagnostics Incorporated, Cahill, Warnock Strategic Partners Fund, LP, Strategic Associates, LP, The Keys Irrevocable Trust, The Keys Plus Irrevocable Trust, Richard A. Mahoney and Philips S. Present II, attached as Appendix D to the Proxy Statement is incorporated herein by reference.

(f) Section 1701.85 of the Ohio Revised Code attached as Appendix B of the Proxy Statement is incorporated herein by reference.

(g)           Not applicable.

              After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        QUEST DIAGNOSTICS INCORPORATED



                                        By  /s/  LEO C. FARRENKOPF, JR.
                                          -----------------------------------
                                          Name:   Leo C. Farrenkopf, Jr.
                                          Title:  Vice President and Secretary


Dated:  November 1, 2001

EXHIBIT INDEX

Exhibit No.
-----------

(a)(3) Definitive Proxy Statement on Schedule 14A of MedPlus, Inc., as filed with the SEC on September 21, 2001, is incorporated herein by reference.

(c) Fairness Opinion of KPMG Consulting, Inc. attached as Appendix C to the Proxy Statement is incorporated herein by reference.

(d)(1) Agreement and Plan of Merger, dated as of April 25, 2001, among MedPlus, Inc., Quest Diagnostics Incorporated and Q-M Merger Sub, Inc. and Letter Agreement, dated September 17, 2001, among MedPlus, Inc., Quest Diagnostics Incorporated and Q-M Merger Sub, Inc., both attached as Appendix A to the Proxy Statement are incorporated herein by reference.

(d)(2) Voting Agreement, dated as of April 25, 2001, among Quest Diagnostics Incorporated, Cahill, Warnock Strategic Partners Fund, LP, Strategic Associates, LP, The Keys Irrevocable Trust, The Keys Plus Irrevocable Trust, Richard A. Mahoney and Philips S. Present II, attached as Appendix D to the Proxy Statement is incorporated herein by reference.

(f) Section 1701.85 of the Ohio Revised Code attached as Appendix B of the Proxy Statement is incorporated herein by reference.




                                       19